Form 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

OMB APPROVAL OMB Number: 3235-0104 Expires: October 31, 2001 Estimated average burden hours per response...0.5
(Print or Type Responses)
1. Name and Address of Reporting Person* Campo, Robert	2. Date of Event Requiring Statement (Month/Day/Year) 02/11/03	4. Issuer Name and Tickler or Trading Symbol Rock of Ages Corporation ROAC
(Last) (First) (Middle) 16 Windridge Rd.
(Street) Barre VT 05641	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) __ Director __ 10% Owner _X_ Officer (give title below) __ Other (specify below) Vice President of Quarry Sales	6. If Amendment, Date of Original (Month/Day/Year)
(City) (State) (Zip)			7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person __ Form filed by More than One Reporting Person
Table I - Non-Derivative Securities Beneficially Owned
1.Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Stock Option (right to buy)	07/20/01*	07/20/04	Class A Common Stock	6,667	$4.94	D
Stock Option (right to buy)	02/08/03**	02/08/12	Class A Common Stock	15,000	$5.98	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:
*Grant to reporting person of option to purchase 6,667 shares of Class A Common Stock under the Rock of Ages 1994 Stock Plan. The option becomes exercisable in 1/3 increments on 07/20/01, 07/20/02 and 07/20/03, respectively.
**Grant to reporting person of option to purchase 15,000 shares of Class A Common Stock under the Rock of Ages 1994 Stock Plan. The option becomes exercisable in 20% increments on 02/08/03, 02/08/04, 02/08/05, 02/08/06 and 02/08/07, respectively.

	/s/ Robert Campo **Signature of Reporting Person	February 11, 2003 Date
*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.